Exhibit 99.1

Hexindai Reports Second Quarter of Fiscal Year 2018 Financial Results

BEIJING, CHINA, December 5, 2017 — Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”), a fast-growing consumer lending marketplace in China, today announced its unaudited financial results for the second quarter ended September 30, 2017.

Throughout the release, each ADS represents one ordinary share. Fiscal year refers to the 12 months ended March 31.

Second Quarter of Fiscal Year 2018 Operational Highlights

•                      Total loan volume facilitated(1) was US$273.6 million (RMB1.8 billion) during the second quarter of fiscal year 2018, an increase of 126.7% from the second quarter of fiscal year 2017.

•                      Gross billing amount (net of VAT)(2) was US$24.1 million during the second quarter of fiscal year 2018, an increase of 309.6% from the second quarter of fiscal year 2017.

•                      Gross billing ratio (net of VAT)(3) for credit loans was 9.0% during the second quarter of fiscal year 2018, an increase from 7.3% during the second quarter of fiscal year 2017.

•                      Number of borrowers(4) was 20,697 during the second quarter of fiscal year 2018, an increase of 209.8% from the second quarter of fiscal year 2017.

•                      Number of investors (5) was 42,771 during the second quarter of fiscal year 2018, an increase of 89.5% from the second quarter of fiscal year 2017.

Hexindai’s platform had facilitated approximately US$1.8 billion (RMB11.5 billion) in loan principal from its inception of business in March 2014 through September 30, 2017.

Second Quarter of Fiscal Year 2018 Financial Highlights

•                      Net revenue was US$21.2 million during the second quarter of fiscal year 2018, an increase of 311.5% from the second quarter of fiscal year 2017.

•                      Operating expenses were US$6.5 million during the second quarter of fiscal year 2018, an increase of 120.3% from the second quarter of fiscal year 2017.

•                      Net income was US$12.7 million during the second quarter of fiscal year 2018, an increase of 784.8% from the second quarter of fiscal year 2017.

(1)Loan volume is defined as the total principal amount of loans facilitated on our marketplace during the relevant period.

(2)“Gross billing amount” is defined as the aggregated loan facilitation fees and loan management fees charged to borrowers before cash incentives, net of value added tax. It differs from the revenue recognized at the time of recognition. For an individual secured loan transaction, the gross billing amount equals the gross accumulative loan management service revenue recognized over the term of the secured loan. For an individual credit loan transaction, as the loan facilitation service fees are charged upfront upon the release of funds to borrowers, the gross billing amount equals the loan facilitation service revenue.

(3)“Gross billing ratio” is defined as the gross billing amount divided by loan volume facilitated, presented in percentage. It is an operation metric we believe is a more accurate indicator of profitability.

(4)Refers to borrowers who recorded successful borrowing activity on our online marketplace during the relevant period.

(5)Refers to investors who made loan investments on our online marketplace during the relevant period.

Six Months Ended September 30, 2017 Operational Data

Loan volume

•                      Total loan volume facilitated during the six months ended September 30, 2017 was US$458.7 million (RMB3.1 billion), an increase of 90.1% from US$247.4 million (RMB1.6 billion) during the same period of last fiscal year.

Number of borrowers

•                      Number of borrowers was 35,433 during the six months ended September 30, 2018, an increase of 203.5% from the same period of fiscal year 2017.

Number of investors

•                      Number of investors was 79,804 during the six months ended September 30, 2018, an increase of 155.4% from the same period fiscal year 2017.

“We are pleased to report solid financial and operational growth for the first time as a publicly listed company,” commented Mr. Xinming Zhou, Chief Executive Officer of Hexindai. “Loan volumes continued to gain strong growth momentum driven primarily by referrals from our offline partner Hexin Group and their expansion across China as well as our cooperative agreements with other third party acquisition channels. The percentage of loan volume acquired through online channels increased to historic high of 10% during the quarter, driven primarily by our innovative mobile application which we continue to develop with new and innovative tools. The number of investors also grew solidly due primarily to our brand’s increasing name recognition and association for quality investments. We remain committed to further strengthening our cooperative agreements with third party acquisition channels and investing further in our online borrower acquisition infrastructure. We will continue to invest in our business and marketing activities as we diligently work to improve our competitive advantage in China’s rapidly growing consumer lending marketplace.”

Second Quarter of Fiscal Year 2018 Unaudited Financial Results

Net revenue

Net revenue during the second quarter of fiscal year 2018 was US$21.2 million, an increase of 311.5% compared to US$5.2 million during the same period last fiscal year. The increase was primarily due to the significant increase in the volume of credit loans facilitated through Hexindai’s marketplace and an increase in gross billing ratio (net of VAT). Gross billing amount (net of VAT) was US$24.1 million during the second quarter of fiscal year 2018, an increase of 309.6% compared to US$5.9 million during the same period of last fiscal year. Gross billing ratio (net of VAT) for credit loans during the second quarter of fiscal year 2018 increased to 9.0% from 7.3% during the same period of last fiscal year. The increase was primarily driven by a decrease in the annual average investment yield on Hexindai’s platform which the Company believes is a result of the high quality assets on its platform.

Operating expenses

Total operating expenses during the second quarter of fiscal year 2018 were US$6.5 million, an increase of 120.3% from US$3.0 million in the same quarter of last fiscal year. The significant increase was primarily due to increases in sales and marketing expenses and service and development expenses.

•                      Sales and marketing expenses

Sales and marketing expenses during the second quarter of fiscal year 2018 were US$3.7 million, an increase of 343.8% from US$0.8 million during the same quarter of last fiscal year. The increase was primarily due to a marketing campaign for new products launched in July 2017 and a series of brand promotion activities to enhance the Company’s brand recognition and acquire more customers.

•                      Service and development expenses

Service and development expenses during the second quarter of fiscal year 2018 were US$1.9 million, an increase of 30.4% from US$1.5 million during the same quarter of last fiscal year. The increase was primarily attributable to an increase in employee expenses, platform maintenance fees and custodian bank account management fees which were in line with growth in the volume of loans facilitated through the Company’s platform.

•                      General and administrative expenses

General and administrative expenses during the second quarter of fiscal year 2018 were US$0.9 million, an increase of 39.7% from US$0.7 million during the same period of last fiscal year. The increase was primarily attributable to an increase in employee expenses and professional service fees.

Net income

Net income during the second quarter of fiscal year 2018 was US$12.7 million, an increase of 784.8% from net income of US$1.4 million during the same quarter of last fiscal year.

Weighted average number of shares outstanding

As of September 30, 2017, the Company had 42,921,600 ordinary shares issued and outstanding. Upon the completion of the Company’s initial public offering on November 3, 2017, the number of ordinary shares was 47,958,550.

Six Months Ended September 30, 2017 Unaudited Financial Results

Net revenue

Net revenue during the six months ended September 30, 2017 was US$36.3 million, an increase of 300.8% from US$9.1 million during the same period of last fiscal year. Gross billing amount (net of VAT) was US$40.4 million during the six months ended September 30, 2017, an increase of 275.0% compared to US$11.0 million during the same period of last fiscal year. Gross billing ratio (net of VAT) for credit loans increased to 8.9% from 7.4% during the same period of last fiscal year.

Operating expenses

Total operating expenses during the six months ended September 30, 2017 was US$11.3 million, an increase of 111.8% from US$5.4 million in six months ended September 30, 2016.

•                      Sales and marketing expenses

Sales and marketing expense during the six months ended September 30, 2017 were US$6.3 million, an increase of 237.7% from US$1.9 million from the same period of last fiscal year.

•                      Service and development expenses

Service and development expenses during the six months ended September 30, 2017 were US$3.2 million, an increase of 35.9% from US$2.4 million during the same period of last fiscal year.

•                      General and administrative expenses

General and administrative expenses during the six months ended September 30, 2017 were US$1.8 million, an increase of 64.9% from US$1.1 million during the same period of last fiscal year.

Net income

Net income during the six months ended September 30, 2017 was US$21.6 million, a 684.4% increase from net income of US$2.7 million during the same period of last fiscal year.

Cash and Cash Flow

As of September 30, 2017, the Company had cash and cash equivalents of US$54.3 million. Net cash provided by operating activities was US$25.6 million, compared to net cash provided by operating activities of US$1.6 million in the same period last year. The increase in operating cash flow was mainly due to increased net income during six months ended September 30, 2017.

Business Outlook

Based on the information available as of the date of this press release, Hexindai provides the following outlook, which reflects the Company’s current and preliminary view and is subject to change:

Three Months Ended December 31, 2017

•                      Total loans facilitated will be in the range of US$310.0 to US$330.0 million.

•                      Net revenue will be in the range of US$26.0 to US$28.0 million.

Fiscal Year Ended March 31, 2018

•                      Total loans facilitated will be in the range of US$1.0 to US$1.1 billion.

•                      Net revenue will be in the range of US$88.0 to US$92.0 million.

Recent Developments

Implement GBG DecTech’s Instinct Anti-Fraud Solution

In July 2017, Hexindai entered into an agreement with GBG DecTech, a leading provider of anti-fraud, anti-money laundering, and decision management services to organizations of all sizes in more than 40 countries, to implement its Instinct Application Fraud Detection Solution (“Instinct”). Implementation of the anti-fraud solution enables the Company to rapidly process and compare every application and assess and grade each applicant with a fraud risk score leveraging the Company’s historical data, behavioral rules, data validation and risk management system. Instinct will further strengthen Hexindai’s fraud detection systems and reduce the risk of syndicate, small time, third party and internal application fraud, and first payment defaults. The Company has launched the system from September 2017. Together with the implementation of Fico Decision Engine previously, the company highly strengthened its risk management system.

Partner with China UnionPay to launch “Quick Pass” on Our App

In August 2017, Hexindai partnered with China UnionPay to launch its “Quick Pass” app on Hexindai’s mobile platform. The app will allow investors on the Company’s platform to use surplus funds that have not been lent out to pay for goods and services provided by stores partnered with China UnionPay by scanning a QR code created by the app. “Quick Pass” was jointly developed by China UnionPay and various commercial banks to provide consumers with a fast, convenient, and safe mobile payment option using POS machines in various stores and realize mobile payment function.

Conference Call

The Company will host a conference call to discuss the earnings at 8:00 a.m. Eastern Time on Tuesday, December 5, 2017 (9:00 p.m. Beijing time on the same day).

Dial-in numbers for the live conference call are as follows:

International	+65 6713-5090
U.S. Toll Free	+1 866-519-4004
Mainland China	4006-208038
Hong Kong Toll Free	8009-06601
Passcode: HX

A telephone replay of the call will be available after the conclusion of the conference call through 11:59 p.m. Hong Kong Time, December 12, 2017.

Dial-in numbers for the replay are as follows:

International Dial-in	+61 2-8199-0299
U.S. Toll Free	+1 646-254-3697

Passcode: 1796617

A live and archived webcast of the conference call will be available on the Investor Relations section of Hexindai’s website at http://ir.hexindai.com/.

About Hexindai Inc.

Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”) is a fast-growing consumer lending marketplace based in Beijing, China facilitating loans to meet the increasing consumption demand of the emerging middle class in China. Hexindai provides borrowers with convenient and ready access to credit through its online marketplace. The Company offers borrowers a wide range of products designed based on customer segmentation data and tailored to the specific needs of the emerging middle class in China. Hexindai offers investors various types of investment products with appropriate risk levels and risk-adjusted returns. With its strong O2O capability combining online platform with extensive offline networks, and the advanced risk management system, further safeguarded by the Company’s strategic cooperative relationships with a custodian bank and an insurance company, it gains high customer satisfaction and reliance, and realizes fast growth in China.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please visit ir.hexindai.com

For investor inquiries, please contact:

Hexindai

Wendy Xuan

Tel: +86 10 5370 9902 ext. 829

Email: ir@hexindai.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com

In US

Mr. Tip Fleming

Phone: +1-917-412-3333
Email: tfleming@Christensenir.com

HEXINDAI INC.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	September 30,	March 31,
	2017	2017
ASSETS
CURRENT ASSETS:
Cash	$54,327,164	$19,232,275
Prepayments and other assets	6,416,039	4,139,354
Amounts due from related parties	—	4,182,502
TOTAL CURRENT ASSETS	60,743,203	27,554,131
Property, equipment and software at cost, net	512,577	427,938
Deferred tax assets	429,253	400,062
TOTAL ASSETS	$61,685,033	$28,382,131

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Accrued expenses and other current liabilities	$1,426,025	$789,129
Taxes payable	9,639,611	4,088,646
TOTAL CURRENT LIABILITIES	11,065,636	4,877,775
TOTAL LIABILITIES	$11,065,636	$4,877,775

COMMITMENTS

SHAREHOLDERS’ EQUITY:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 42,921,600 shares issued and outstanding as of September 30, 2017 and March 31, 2017, respectively	4,292	4,292
Additional paid-in capital	13,285,717	13,285,717
Retained earnings	33,320,959	11,759,100
Accumulated other comprehensive loss	(498,353)	(1,544,753)
TOTAL HEXINDAI’S SHAREHOLDERS’ EQUITY	46,112,615	23,504,356
Non-controlling interest	4,506,782	—
TOTAL EQUITY	50,619,397	23,504,356

TOTAL LIABILITIES AND EQUITY	$61,685,033	$28,382,131

HEXINDAI INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(UNAUDITED)

	For Three Months Ended September 30,		For Six Months Ended September 30,
	2017	2016	2017	2016
NET REVENUE
Loan facilitation, post-origination and other service, net	$21,374,343	5,167,601	$36,504,933	9,090,021
Business and sales related taxes	(155,441)	(11,571)	(173,110)	(26,001)
NET REVENUE	21,218,902	5,156,030	36,331,823	9,064,020

OPERATING EXPENSES
Sales and marketing	3,691,570	831,854	6,260,114	1,853,748
Service and development	1,901,117	1,458,284	3,236,102	2,381,367
General and administrative	949,803	679,706	1,844,550	1,118,349
Total operating expenses	6,542,490	2,969,844	11,340,766	5,353,464
INCOME FROM OPERATIONS	14,676,412	2,186,186	24,991,057	3,710,556
OTHER INCOME (EXPENSE)
Other income	99,401	128,941	259,123	155,572
Other expense	(1,775)	(15,291)	(5,634)	(15,577)
Total other income (expense), net	97,626	113,650	253,489	139,995
INCOME BEFORE INCOME TAXES	14,774,038	2,299,836	25,244,546	3,850,551
PROVISION FOR INCOME TAXES	2,108,997	868,380	3,684,941	1,102,012
NET INCOME	12,665,041	1,431,456	21,559,605	2,748,539
Less: net loss attributable to non-controlling interest	(2,254)	—	(2,254)	—
NET INCOME ATTRIBUTABLE TO HEXINDAI	12,667,295	1,431,456	21,561,859	2,748,539

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	614,635	(55,199)	1,048,231	(492,591)
COMPREHENSIVE INCOME	13,279,676	1,376,257	22,607,836	2,255,948
Less: comprehensive loss attributable to non-controlling interest	(423)	—	(423)	—
COMPREHENSIVE INCOME ATTRIBUTABLE TO HEXINDAI	$13,280,099	1,376,257	$22,608,259	2,255,948

Basic and diluted earnings per common share*	$0.30	0.03	$0.50	0.07
Weighted average number of shares outstanding*	42,921,600	42,080,000	42,921,600	42,080,000

* The shares and per share data are presented on a retroactive basis to reflect the nominal share issuance.

The following table presents our summary operating data for three months and six months ended September 30, 2016 and 2017.

									Growth Rates(4)
	For Three Months Ended September 30,				For Six Months Ended September 30,				Three Months	Six Months ended
	2016		2017		2016		2017		ended September	September 30,
	(RMB)	(US$)	(RMB)	(US$)	(RMB)	(US$)	(RMB)	(US$)	30, 2017 compared	2017 compared to
	(in thousands, except percentages and numbers)				(in thousands, except percentages and numbers)				to September 30, 2016	September 30, 2016
Loan volume facilitated
Credit loan principal	492,364	73,885	1,771,255	265,619	848,168	128,559	3,039,551	449,355	259.7%	258.4%
Secured loan principal	312,346	46,871	53,320	7,996	784,274	118,875	63,220	9,346	-82.9%	-91.9%
Total	804,710	120,756	1,824,575	273,615	1,632,442	247,434	3,102,771	458,701	126.7%	90.1%
Number of transactions facilitated(1)
Credit loan transactions	6,570	6,570	20,731	20,731	11,321	11,321	35,454	35,454
Secured loan transactions	404	404	36	36	1,010	1,010	49	49
Total	6,974	6,974	20,767	20,767	12,331	12,331	35,503	35,503
Average individual transaction amount
Credit loan transactions	75	11	85	13	75	11	86	13
Secured loan transactions	773	116	1,481	222	777	118	1,290	191
Overall average	115	17	88	13	132	20	87	13
Gross billing amount (net of VAT)
Credit loan	36,122	5,421	159,067	23,854	62,848	9,522	271,865	40,191	340.4%	332.6%
Secured loan	3,036	456	1,326	199	10,037	1,521	1,458	215	-56.3%	-85.5%
Total	39,158	5,877	160,393	24,053	72,885	11,043	273,323	40,406	309.6%	275.0%
Gross billing ratio (net of VAT)
Credit loan	7.3%	7.3%	9.0%	9.0%	7.4%	7.4%	8.9%	8.9%
Secured loan	1.0%	1.0%	2.5%	2.5%	1.3%	1.3%	2.3%	2.3%
Total	4.9%	4.9%	8.8%	8.8%	4.5%	4.5%	8.8%	8.8%
Number of borrowers
Credit loan transactions	6,570	6,570	20,675	20,675	11,321	11,321	35,398	35,398
Secured loan transactions	110	110	22	22	353	353	35	35
Total	6,680	6,680	20,697	20,697	11,674	11,674	35,433	35,433	209.8%	203.5%
Number of investors
Credit loan transactions (2)	1,640	1,640	28,000	28,000	2,227	2,227	52,900	52,900
Secured loan transactions (3)	7,215	7,215	91	91	11,141	11,141	118	118
Credit and secured loan transactions	13,715	13,715	14,680	14,680	17,882	17,882	26,786	26,786
Total	22,570	22,570	42,771	42,771	31,250	31,250	79,804	79,804	89.5%	155.4%

(1) Number of loan transactions facilitated is defined as the total number of loans facilitated on our marketplace during the relevant period.

(2) Refers to investors who exclusively invested in credit loan transactions during the relevant period.

(3) Refers to investors who exclusively invested in secured loan transactions during the relevant period.

(4) Growth rates are calculated by RMB, and exclude the impact from exchange rate in different reporting period to reflect a real growth rate.